UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 are management's discussion and analysis of financial condition and results of operations and the unaudited consolidated financial statements of Knightsbridge Tankers Limited and subsidiaries (the "Company"), as of and for the three and six months ended June 30, 2011 and June 30, 2010.

This Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (Registration No. 333-175125), which was declared effective on July 27, 2011.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge Tankers Limited and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker and dry bulk markets, changes in world wide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED (registrant)

Dated: September 30, 2011	By:	/s/ Ola Lorentzon
Name: Ola Lorentzon
Title: Chairman and Chief Executive Officer

EXHIBIT 1

KNIGHTSBRIDGE TANKERS LIMITED

As used herein, "we," "us," "our" and "the Company" all refer to Knightsbridge Tankers Limited. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on March 18, 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2011

General

The Company was incorporated in Bermuda in September 1996. The Company was originally founded for the purpose of the acquisition, disposition, ownership, leasing and chartering of five very large crude carriers, or VLCCs and certain related activities. In December 2007, one vessel was sold with delivery taking place during February 2008. The Company has subsequently expanded its scope of activities and has taken delivery of two Capesize newbuilding dry bulk vessels in 2009 and purchased two 2010-built Capesize drybulk vessels in 2010. The Company's shares are listed on the NASDAQ Global Select Market.

The business of the Company is managed by ICB Shipping (Bermuda) Limited (the "General Manager"), a wholly-owned subsidiary of Frontline Ltd. and Golden Ocean Management (Bermuda) Limited (the "Drybulk Manager"), a wholly-owned subsidiary of Golden Ocean Group Limited.

At December 31, 2010, two VLCCs (the Kensington and the Mayfair) were on time charters that commenced in 2007 with initial terms of four and five years respectively, each earning a rate of $37,750 per day plus a market-based profit sharing payment computed as 50% of the difference between the related spot market index rate and the base rate. Two VLCCs were on bareboat charters at a daily time charter equivalent rate of $32,000 per day. The Titan Venus (ex-Camden) commenced a 2.5 year bareboat charter (charterer has the option to extend for a further 2.5 years) in April 2010 and the Mayfair commenced a five year bareboat charter in October 2010. The Company's two Capesize newbuilding dry bulk carriers, the Battersea and the Belgravia, commenced five year time charters upon their deliveries in August 2009 and October 2009 earning rates of $40,000 and $52,670 per day gross, respectively, less 1.25% commission. The two 2010-built Capesize drybulk vessels were purchased with existing time charters. The Golden Future is on a minimum 2.5 year time charter at a rate of $31,500 per day less 6.25% commission and the Golden Zhejiang is on a four year time charter at $29,900 per day less 6.25% commission.

The Kensington was re-delivered to the Company in May 2011 at which time the vessel commenced trading in the spot market.

Results of Operations

Amounts included in the following discussion are derived from our unaudited consolidated financial statements for the three and six months ended June 30, 2011 and 2010.

Operating revenues

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2011	2010	2011	2010
Time charter revenues	17,897	17,981	37,020	38,290
Bareboat charter revenues	3,322	1,643	6,607	1,643
Voyage charter revenues	1,678	6,717	1,678	10,594
Total operating revenues	22,897	26,341	45,305	50,527

Time charter revenues decreased in the three and six months ended June 30, 2011 compared to the three and six months ended June 30, 2010 primarily due to a reduction in time charter revenue from the Hampstead, Kensington and Mayfair partially offset by time charter revenue from the Golden Future and Golden Zhejiang. Time charter revenues from the Hampstead and Kensington decreased due to the absence of profit share in 2011 due to the weaker market. In addition, the Hampstead was off hire during 2011 due to a dry dock and engine repairs and the Kensington was re-delivered from its time charter in May 2011 at which time the vessel commenced trading in the spot market. The Mayfair's time charter ended in April 2010. The Golden Future and Golden Zhejiang were acquired during the second half of 2010 with existing time charters.

Bareboat revenues in the three and six months ended June 30, 2010 are attributable to the Titan Venus (ex-Camden) which commenced a 30 month bareboat contract in April 2010. Bareboat revenues in the three and six months ended June 30, 2011 are attributable to the Titan Venus and the Mayfair, which commenced a five year bareboat charter in October 2010.

Voyage charter revenues decreased in the three months ended June 30, 2011 compared to the three months ended June 30, 2010 primarily due to one vessel (the Kensington) operating in the spot market from May 2011 compared with one vessel (the Mayfair) operating in the spot market for most of the three months ended June 30, 2010 and a fall in rates compared with 2010. Voyage charter revenues decreased in the six months ended June 30, 2011 compared to the six months ended June 30, 2010 primarily due to one vessel operating in the spot market from May 2011 compared with two vessels (the Mayfair and the Titan Venus (ex-Camden)) operating in the spot market in 2010 and a fall in rates compared with 2010.

Operating expenses

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2011	2010	2011	2010
Voyage expenses	2,010	2,748	3,098	6,147
Ship operating expenses	5,845	3,916	10,799	8,702
Administrative expenses	794	917	1,613	1,418
Depreciation	5,674	4,478	11,286	8,907
Total operating expenses	14,323	12,059	26,796	25,174

Voyage expenses decreased in the three months ended June 30, 2011 compared to the three months ended June 30, 2010 primarily due to one vessel operating in the spot market from May 2011 compared with two vessels operating in the spot market for most of the three months ended June 30, 2010. Voyage expenses decreased in the six months ended June 30, 2011 compared to the six months ended June 30, 2010 primarily due to one vessel operating in the spot market from May 2011 compared with two vessels operating in the spot market in 2010. Voyage expenses in the six months ended June 30, 2011 are greater than in the three months ended June 30, 2011 while voyage revenues were the same in those two periods because voyage expenses also include commissions on the time and bareboat charters in addition to voyages expenses on voyage charters.

Ship operating expenses increased in the three months ended June 30, 2011 compared to the three months ended June 30, 2010 primarily due to Hampstead dry dock costs of $1.8 million and operating costs for the Golden Future and Golden Zhejiang partially off set by a decrease in operating costs for the Mayfair, which commenced a five year bareboat charter in October 2010. Ship operating expenses increased in the six months ended June 30, 2011 compared to the six months ended June 30, 2010 primarily due to Hampstead dry dock costs of $2.9 million and operating costs for the Golden Future and Golden Zhejiang partially off set by a decrease in operating costs for the Mayfair, which commenced a five year bareboat charter in October 2010.

Administrative expenses decreased in the three months ended June 30, 2011 compared to the three months ended June 30, 2010 primarily due to an increase in management fees for general administrative services provided by the General Manager, which was agreed and recorded in the second quarter of 2010 but took effect at the start of 2010. Administrative expenses increased in the six months ended June 30, 2011 compared to the six months ended June 30, 2010 primarily due to the increase in management fees for general administrative services provided by the General Manager and restricted stock unit expense, which was not incurred during 2010.

Depreciation increased in the three and six months ended June 30, 2011 compared to the three and six months ended June 30, 2010 due to the Golden Future and Golden Zhejiang, which were acquired during the second half of 2010.

Other Income (Expenses)

	Three months ended June 30,		Six months ended June 30,
(in thousands of $)	2011	2010	2011	2010
Interest income	14	5	32	8
Interest expense	(1,254)	(738)	(2,419)	(1,473)
Other financial items	(154)	(112)	(337)	(207)
Net other expenses	(1,394)	(845)	(2,724)	(1,672)

Interest income increased in the three and six months ended June 30, 2011 compared to the three and six months ended June 30, 2010 primarily due to the higher level of cash balances during 2011 following the equity issue in October 2010.

Interest expense increased in the three and six months ended June 30, 2011 compared to the three and six months ended June 30, 2010 primarily due to the increased borrowings following the acquisition of the Golden Future and Golden Zhejiang during the second half of 2010.

The increase in other financial items in the three and six months ended June 30, 2011 compared to the three and six months ended June 30, 2010 is primarily due to an increase in the amortization of deferred charges resulting from charges capitalized in the third and fourth quarter of 2010 relating to new loans for $58.24 million and $175 million.

Liquidity and Capital Resources

No new credit facilities have been entered into subsequent to December 31, 2010. The only change in debt during the six months ended June 30, 2011 were two scheduled loan repayments of $900,000 each relating to the $58.24 million loan facility.

The Company paid dividends of $24.4 million during the six months ended June 30, 2011.

The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of June 30, 2011

Knightsbridge Tankers Limited
Consolidated Statements of Operations for the three and six months ended June 30, 2011 and June 30, 2010
(Unaudited)
 (in thousands of $, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Operating revenues
Time charter revenues	17,897	17,981	37,020	38,290
Bareboat revenues	3,322	1,643	6,607	1,643
Voyage charter revenues	1,678	6,717	1,678	10,594
Total operating revenues	22,897	26,341	45,305	50,527
Operating expenses
Voyage expenses	2,010	2,748	3,098	6,147
Ship operating expenses	5,845	3,916	10,799	8,702
Administrative expenses	794	917	1,613	1,418
Depreciation	5,674	4,478	11,286	8,907
Total operating expenses	14,323	12,059	26,796	25,174
Net operating income	8,574	14,282	18,509	25,353
Other income (expenses)
Interest income	14	5	32	8
Interest expense	(1,254)	(738)	(2,419)	(1,473)
Other financial items	(154)	(112)	(337)	(207)
Net other expenses	(1,394)	(845)	(2,724)	(1,672)
Net income	7,180	13,437	15,785	23,681

Per share information:
Earnings per share: basic and diluted	$0.30	$0.79	$0.65	$1.39
Cash dividends per share declared	$0.50	$0.40	$1.00	$0.70

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Knightsbridge Tankers Limited
Balance Sheets as of June 30, 2011 and December 31, 2010
(Unaudited)
(in thousands of $)

	Jun 30, 2011	Dec 31, 2010
ASSETS
Current assets
Cash and cash equivalents	53,624	56,771
Restricted cash	15,000	15,000
Trade accounts receivable, net	4,952	2,008
Related party receivables	-	69
Other receivables	2,231	1,189
Inventories	3,279	1,492
Voyage in progress	1,405	-
Prepaid expenses and accrued income	1,379	1,399
Total current assets	81,870	77,928
Vessels, net	447,746	459,032
Deferred charges	2,420	2,629
Other long term assets	1,884	2,364
Total assets	533,920	541,953

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	3,600	3,600
Trade accounts payable	3,929	3,867
Accrued expenses	4,602	3,514
Other current liabilities	2,479	1,331
Total current liabilities	14,610	12,312
Long-term liabilities
Long-term debt	151,940	153,740
Total liabilities	166,550	166,052

Equity
Share capital (24,425,699 shares outstanding, par value $0.01)	244	244
Additional paid in capital	131,136	131,026
Contributed capital surplus	179,019	179,019
Retained earnings	56,971	65,612
Equity	367,370	375,901
Total liabilities and equity	533,920	541,953

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Knightsbridge Tankers Limited
Consolidated Statements of Cash Flows for the six months ended June 30, 2011 and June 30, 2010
(Unaudited)
(in thousands of $)

	Six months ended June 30,
	2011	2010

Net income	15,785	23,681
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	11,286	8,907
Amortization of deferred charges	289	185
Other, net	529	-
Changes in operating assets and liabilities:
Trade accounts receivable, net	(2,944)	292
Related party receivables	69	-
Other receivables	(1,042)	(133)
Inventories	(1,787)	83
Voyage in progress	(1,405)	(135)

Prepaid expenses and accrued income	80	(40)
Trade accounts payable	62	(1,375)
Accrued expenses	1,088	(1,683)
Other current liabilities	1,148	(236)
Net cash provided by operating activities	23,158	29,546
Investing activities
Change in restricted cash	-	(5,000)
Additions to newbuildings	-	(3,600)
Net cash used in investing activities	-	(8,600)
Financing activities
Repayment of long-term debt	(1,800)	(6,980)
Debt fees paid	(79)	-
Dividends paid	(24,426)	(11,970)
Net cash used in financing activities	(26,305)	(18,950)
Net (decrease) increase in cash and cash equivalents	(3,147)	1,996
Cash and cash equivalents at beginning of period	56,771	7,964
Cash and cash equivalents at end of period	53,624	9,960

Supplemental disclosure of cash flow information:
Interest paid	2,147	1,397

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Knightsbridge Tankers Limited
Consolidated Statements of Changes in Equity for the six months ended June 30, 2011 and the year ended December 31, 2010
(Unaudited)
(in thousands of $, except number of shares)

	2011	2010

Number of shares outstanding
Balance at beginning of period	24,425,699	17,100,000
Shares issued	-	7,325,699
Balance at end of period	24,425,699	24,425,699

Share capital
Balance at beginning of period	244	171
Shares issued	-	73
Balance at end of period	244	244

Additional paid in capital
Balance at beginning of period	131,026	-
Shares issued	-	131,026
Restricted stock unit expense	110	-
Balance at end of period	131,136	131,026

Contributed capital surplus
Balance at beginning and end of period	179,019	179,019

Retained earnings
Balance at beginning of period	65,612	60,520
Net income	15,785	38,557
Dividends paid	(24,426)	(33,465)
Balance at end of period	56,971	65,612
Total equity	367,370	375,901

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Knightsbridge Tankers Limited
Notes to the Unaudited Consolidated Financial Statements

1.  Basis of Preparation

The unaudited consolidated financial statements for Knightsbridge Tankers Limited and subsidiaries (the "Company") have been prepared on the same basis as the Company's audited consolidated financial statements and, in the opinion of management, include all material adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the financial position and results of operations in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accompanying unaudited consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2010 filed with the Securities and Exchange Commission on March 18, 2011.

2.  Recently Issued Accounting Pronouncements

In April 2011, the Financial Accounting Standards Board ("FASB") issued authoritative guidance to clarify when a modification or restructuring of a receivable constitutes a troubled debt restructuring. In evaluating whether such a modification or restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that two conditions exist: (1) the modification or restructuring constitutes a concession and (2) the debtor is experiencing financial difficulties. The guidance will be effective for our interim and annual reporting periods beginning after June 15, 2011. The adoption of this newly issued guidance is not expected to have a material impact on the Company's consolidated financial statements.

In May 2011, the FASB amended existing guidance to achieve consistent fair value measurements and to clarify certain disclosure requirements for fair value measurements. The new guidance includes clarification about when the concept of highest and best use is applicable to fair value measurements, requires quantitative disclosures about inputs used and qualitative disclosures about the sensitivity of fair value measurements using unobservable inputs (Level 3 in the fair value hierarchy), and requires the classification of all assets and liabilities measured at fair value in the fair value hierarchy (including those assets and liabilities which are not recorded at fair value but for which fair value is disclosed). The guidance will be effective for our interim and annual reporting periods beginning after December 15, 2011. We are evaluating the impact of the adoption of this newly issued guidance but does not expect it to have a material impact on its consolidated financial statements.

In June 2011, the FASB amended guidance on the presentation of comprehensive income in financial statements.  The new guidance allows entities to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements, and removes the current option to report other comprehensive income and its components in the statement of changes in equity.  Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income.  The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.  The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company's evaluating the impact of the adoption of this guidance but does not expect it to have a material impact on its consolidated financial statements.

Knightsbridge Tankers Limited
Notes to the Unaudited Consolidated Financial Statements (continued)

3.  Earnings per Share

The computation of basic and diluted earnings per share is based on net income and the weighted average number of shares outstanding of 24,425,699 during the three and six months ended June 30, 2011 and 17,100,000 during the three and six months ended June 30, 2010. Restricted stock units, which were granted on December 29, 2010 did not have a dilutive effect in 2011 and 2010.

4.  Leases

The minimum contracted future revenues to be received on time and bareboat charters, which are accounted for as operating leases, as of June 30, 2011 are as follows:

Year ending June 30, (in thousands of $)
2012	82,621
2013	58,668
2014	51,308
2015	17,015
2016	1,962
Thereafter	-
Total minimum contracted future lease revenues	211,574

The cost and accumulated depreciation of vessels leased to third parties at June 30, 2011 was $657.9 million and $447.7 million, respectively, and at December 31, 2010 was $657.9 million and $198.9 million, respectively.

5.  Trade Accounts Receivable, Net

Trade accounts receivable are presented net of allowance for doubtful accounts amounting to $0.2 million (2010: $0.2 million).

6.  Vessels

(in thousands of $)	Jun 30, 2011	Dec 31, 2010
Cost	657,890	657,890
Accumulated depreciation	(210,144)	(198,858)
	447,746	459,032

Knightsbridge Tankers Limited
Notes to the Unaudited Consolidated Financial Statements (continued)

7.  Debt

(in thousands of $)	Jun 30, 2011	Dec 31, 2010
U.S. dollar denominated floating rate debt;
- $58.24 Million Loan	55,540	57,340
- $175 Million Loan	100,000	100,000
Total debt	155,540	157,340
Less: Current Portion	(3,600)	(3,600)
	151,940	153,740

The average interest rate for the floating rate debt was 2.75% for the six months ended June 30, 2011 (year ended December 31, 2010: 2.68%).

$58.24 Million Loan
In July 2010, the Company entered into a $58.24 million credit facility consisting of four tranches of $14.56 million each in respect of the VLCC vessels in the fleet. The loan is repayable in June 2015. The loan bears interest at LIBOR plus a margin.

$175 Million Loan
In December 2010, the Company refinanced the $105 million loan facility and entered into a $175 million credit facility consisting of four tranches of $25.0 million each in respect of the Capesize vessels and a revolving debt facility of $75 million. The loan is repayable in May 2015. The loan bears interest at LIBOR plus a margin.

The Company's loan agreements contain loan-to-value clauses, which could require the Company, at its option, to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements include certain financial covenants including the requirement to maintain a certain level of free cash and failure to comply with any of the covenants in the loan agreements could result in a default under those agreements and under other agreements containing cross-default provisions. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of June 30, 2011.

8.  Share Capital

(in thousands of $)	Jun 30, 2011	Dec 31, 2010
24,425,699 ordinary shares of $0.01 each	244	244

Knightsbridge Tankers Limited
Notes to the Unaudited Consolidated Financial Statements (continued)

9.  Financial Instruments

Interest rate risk management
The Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company does not hold or issue instruments for speculative or trading purposes. As at June 30, 2011, the Company was not a party to any interest rate swaps to hedge interest rate exposure.

Foreign currency risk
The majority of the Company's transactions, assets and liabilities are denominated in United States dollars, which is the functional currency of the Company. There is no significant risk that currency fluctuations will have a negative effect of the value of the Company's cash flows.

Fair values
The carrying value and estimated fair value of the Company's financial instruments are as follows:

	Jun 30, 2011	Jun 30, 2011	Dec 31, 2010	Dec 31, 2010
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Cash and cash equivalents	53,624	53,624	56,771	56,771
Restricted cash	15,000	15,000	15,000	15,000
Floating rate debt	155,540	155,540	157,340	157,340

The carrying value of cash and cash equivalents, and restricted cash, is a reasonable estimate of fair value.

The estimated fair value of the floating rate debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, The Royal Bank of Scotland plc, DnB NOR and Nordea Bank Norge ASA. The Company does not require collateral or other security to support financial instruments subject to credit risk.

10.  Related Party Transactions

Management fees of $0.2 million, which represents a commission of 1.25% of gross freight earned by the drybulk carriers, were invoiced by the Drybulk Manager and paid by the Company during the six months ended June 30, 2011. Management fees of $0.2 million were invoiced by the Drybulk Manager and paid by the Company during the six months ended June 30, 2010. At December 31, 2010, $69,000 was due from the Drybulk Manager.

Knightsbridge Tankers Limited
Notes to the Unaudited Consolidated Financial Statements (continued)

11.  Subsequent Events

In August 2011, the Company announced that the time charter party for the Capesize vessel Golden Zhejiang had been restructured. The charterer was granted a reduction in the time charter hire rate for one year with effect from July 1, 2011, which will be repaid by the charterers on a daily basis from July 1, 2012 over the remaining period of the initial charter to September 2014. Additionally the Company has been granted two one year extension options.

On August 15, 2011, the Company's Board of Directors declared a dividend of $0.50 per share. The record date for the dividend was August 31, 2011, the ex dividend date was August 29, 2011 and the dividend was paid on September 14, 2011.

The 2011 Annual General Meeting was held on September 23, 2011 at which the authorized share capital was increased from $350,000 divided into 35 million common shares of $0.01 par value each to $500,000 divided into 50 million common shares of $0.01 par value each.